

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 30, 2017

Via E-mail
Kathryn M. Stalmack, Esq.
Senior Vice President, Secretary and General Counsel
BioScrip, Inc.
1600 Broadway, Suite 700
Denver, Colorado 80202

> **Re:    BioScrip, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2017**
> **File Nos. 333-216631**

Dear Ms. Stalmack:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your discussion of a stockholders' rights plan on page 10. Please revise the fee table to indicate that you are also registering the rights associated with each share of common stock. See Securities Act Forms Question 116.16 of the Division of Corporation Finance's Compliance and Disclosure Interpretations available at https://www.sec.gov/divisions/corpfin/guidance/safinterp.htm . The rights should also be referenced in the opinion of counsel. See Section II.B.1.g. of Staff Legal Bulletin 19, available at https://www.sec.gov/interps/legal/cfslb19.htm .

Incorporation of Documents by Reference, page 2

2. Please specifically incorporate by reference all reports on Form 8-K filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of fiscal year covered by your Form 10-K for the fiscal year ended December 31, 2016.  See Item 12(a)(2) of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc:  Scott M. Zimmerman, Esq.
      Dechert LLP